

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 11, 2024

William Shea
Senior Vice President, Treasurer and Chief Financial Officer
1-800-FLOWERS.COM, Inc.
Two Jericho Plaza, Suite 200
Jericho, NY 11753

> **Re: 1-800-FLOWERS.COM, Inc.**
> **Form 10-K for Fiscal Year Ended July 2, 2023**
> **Item 2.02 Form 8-K Filed August 31, 2023**
> **File No. 000-26841**

Dear William Shea:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended July 2, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2023 Results, page 22

1. You present and discuss non-GAAP measures in various places without presenting and discussing the comparable GAAP measures for the same periods with equal or greater prominence. For example, adjusted EBITDA is presented and discussed in two places on page 22 of your Form 10-K without presenting and discussing net income (loss) for the same periods. In addition, the headline earnings section of your Item 2.02 Form 8-K filed August 31, 2023 presents adjusted net income, adjusted net income per share, adjusted EBITDA and free cash flow without presenting net income (loss) or net cash provided by operating activities for the same periods. Free cash flow is then presented again in the Fiscal Year 2023 Highlights without net cash provided by operating activities being presented. Also, no reconciliation from net cash provided by operating activities to free cash flow is included in the Form 8-K. Please revise your disclosures accordingly. Refer to Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i) of Regulation S-K. In your Annual Report to

Shareholders, please also present net cash provided by operating activities, since free cash flow is presented in the letter to shareholders, and reconcile from net cash provided by operating activities to free cash flow. Refer to Rule 100(a) of Regulation G.

2. You present and discuss several pro forma measures throughout your filing, which do not appear to be pro forma measures, as contemplated in Article 11 of Regulation S-X. Please retitle these measures to better reflect what they actually represent and do not refer to them as being pro forma measures. If any of these measures are non-GAAP measures, also provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 100.05 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services